UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2007

Commission File Number: 001-15128

United Microelectronics Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

No. 3 Li Hsin Road II Science Park Hsinchu, Taiwan, R.O.C.
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

UMC filed unconsolidated financial statements for the first quarter of 2007

Taipei, R.O.C. - April 30, 2007 - United Microelectronics Corporation (NYSE:
UMC; TAIEX: 2303) today filed its unconsolidated financial statements for the first quarter of 2007 on Market Observation Post System, Taiwan Stock
Exchange.

The financial statements can be obtained over the internet at
http://emops.tse.com.tw/emops_all.htm.  The following instructions will help you to access those financial figures:
1. Click the "ANNOUNCEMENTS" tag
2. Enter the Company code, 2303, then press "Submit"
3. Under "FINANCIAL STATEMENT", Click "Current" next to "Balance Sheet",
"Income Statement" and "Statements of Cash Flows" to get financial tables.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 04/30/2007	By:	Chitung Liu
	Name:	Chitung Liu
	Title:	CFO